SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-32897

                             CUSIP NUMBER 911460103

                           NOTIFICATION OF LATE FILING


(Check One): |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q
             |_| Form N-SAR

             For Period Ended: June 30, 2009

             |_|   Transition Report on Form 10-K
             |_|   Transition Report on Form 20-F
             |_|   Transition Report on Form 11-K
             |_|   Transition Report on Form 10-Q
             |_|   Transition Report on Form N-SAR

             For the Transition Period Ended: ____________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


United Security Bancshares
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Full Name of Registrant



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Former Name if Applicable


2126 Inyo Street
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Address of Principal Executive Office (Street and Number)


Fresno, CA 93721
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
      |           portion thereof will be filed on or before the 15th calendar
|X|   |           day following the prescribed due date; or the subject
      |           quarterly report or transition report on Form 10-Q, or portion
      |           thereof will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      United Security Bancshares (the "Company") reviews its status as an accelerated filer as of June 30th each year. At June 30, 2009 the Company determined that Common Stock held by non-affiliates totaled $43,114,654 which was below the threshold to be considered an accelerated filer. There was a misunderstanding of the filing deadline requirements and the Company believed that it was subject to the non-accelerated filler deadlines as of June 30, 2009 which would have been a filing deadline of August 14, 2009. As such the Company has not filed the Form 10-Q with the Securities and Exchange Commission ("SEC") within the prescribed time period. The Company is finalizing the document with its external auditors and intends to file all documents required for its 10-Q filing within five (5) business days of the August 10, 2009 due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ken Donahue - SVP/CFO              (559) 248-4943
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      (Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant, United Security Bancshares, anticipates that its results of operations for the six months ended June 30, 2009 will reflect a net loss of approximately $4.8 million or $0.39 per share, when compared to the prior year's reported net income of $4.6 million, primarily as a result of larger loan loss provisions taken during the six months ended June 30, 2009 and a goodwill impairment loss of $3.0 million recognized during the second quarter of 2009. The Registrants are in the process finalizing their review of the Company's financial statements and will have them completed and filed by the August 14, 2009 deadline.



                           United Security Bancshares
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 12, 2009              By: /s/ Ken Donahue - SVP/CFO
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